Exhibit 99

NATIONAL BANK OF GREECE

Athens, March 18, 2019

Press Release

National Bank of Greece files Form 15F to terminate SEC

registration and reporting obligations

National Bank of Greece (“NBG”) announces its intention to file a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) in order to terminate its registration and reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of this filing, NBG’s reporting obligations with the SEC, including its obligations to the file annual reports on Form 20-F and reports on Form 6-K, will be suspended immediately.

The filing of a Form 15F will immediately and automatically suspend NBG’s reporting obligations. After 90 days, if the SEC does not object, the suspension becomes a permanent termination of SEC reporting obligations. Until the termination of registration becomes effective, NBG will continue to comply fully with all other requirements applicable to foreign private issuers registered under the Exchange Act.

On November 15, 2017, NBG announced that its Board of Directors has resolved to voluntarily terminate the amended and restated deposit agreement dated May 28, 1998 (the “Agreement”), between NBG and The Bank of New York Mellon, as depositary (the “Depositary”) relating to its American Depositary Receipts each representing one ordinary share (“ADRs”). This resolution was adopted following the suspension of trading in the ADRs by the New York Stock Exchange (the “NYSE”) and, pursuant to a Form 25 filed by the NYSE with the on December 12, 2015, the delisting of the ADRs from the NYSE. Following the termination of NBG’s ADR program on March 15, 2018, the underlying ordinary shares of NBG continue to trade on the Athens Exchange.

The Board of Directors of NBG weighed the benefits of maintaining the ADR program against the associated costs and risks and determined that terminating the ADR program is in the best interest of NBG due to the limited size of the ADR program, the costs associated with such program and NBG’s reporting, filing and compliance obligations under the Exchange Act.

NBG expects to continue to issue annual and interim financial statements prepared in accordance with International Financial Reporting Standards as adopted by the EU, press releases and other information in Greek and English and to make such information publicly available on its website at www.nbg.gr, taking into account the legal and regulatory frameworks applicable to NBG.

Special Note Regarding Forward-Looking Statements

This announcement includes forward- looking statements. Such statements can be generally identified by the use of terms such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “plans,” “anticipates” and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this announcement, could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.